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                         INFINITE TECHNOLOGY GROUP LTD.
                               77 JERICHO TURNPIKE
                             MINEOLA, NEW YORK 11501
                                 (516) 877-1605

                                                               September 6, 2000

VIA EDGAR AND OVERNIGHT DELIVERY

Amy Kate O'Brien
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0404

    Re:  Infinite Technology Group Ltd.
         Request to Withdraw Registration Statement on Form S-1, as amended (Registration No. 333-88737) and corresponding Registration Statement on Form 8-A12B (Registration No. 001-16007)
             ----------------------------------------

Dear Ms. O'Brien:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Infinite Technology Group Ltd. (the "Registrant") hereby respectfully requests to withdraw from registration the Registration Statement on Form S-1, including all amendments and exhibits thereto (the "S-1 Registration Statement"), originally filed by the Registrant with the Securities and Exchange Commission (the "Commission") on October 8, 1999, and thereafter amended.

         The S-1 Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock, par value $.01 per share (the "Common Stock"). The Registrant has determined that it will not proceed with the registration and sale of Common Stock as contemplated in the S-1 Registration Statement. Because the Registrant will not proceed with the proposed offering, the Registrant's management believes that withdrawal of the S-1 Registration Statement is appropriate. Therefore, the Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the S-1 Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         Although the Registrant and the underwriters circulated preliminary prospectuses in connection with the proposed offering of the Registrant's Common Stock, the S-1 Registration Statement was not declared effective by the Commission and none of the Company's securities were sold pursuant to the S-1 Registration Statement.


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         The filing fee for the S-1 Registration Statement was paid by electronic wire transfer to the Commission at the time of the initial filing and the Registrant understands that such fee will not be returned to it.

         In addition, the Registrant hereby respectfully requests to withdraw from registration the Registration Statement on Form 8-A12B, including all exhibits thereto (the "8-A Registration Statement"), filed by the Registrant with the Commission on July 24, 2000, pursuant to the Securities Exchange Act of 1934, as amended. The 8-A Registration Statement was also filed by the Registrant in connection with the proposed initial public offering of the Registrant's Common Stock. Because the Registrant will not proceed with the proposed offering, the Registrant's management believes that withdrawal of the 8-A Registration Statement is appropriate.

         Please provide the Registrant with a copy of the order, or orders, granting withdrawal of the S-1 Registration Statement and 8-A Registration Statement as soon as possible.

         If you have any questions regarding this request for withdrawal, please contact Craig S. Libson, Esq., of Baer Marks & Upham LLP, New York, New York, counsel for the Registrant, at (212) 702-5700.

                                                  INFINITE TECHNOLOGY GROUP LTD.

                                                  By: /s/ James McGowan
                                                      --------------------------
                                                          James McGowan,
                                                          President